SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of September, 2014

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

19 September 2014
AVIVA TO SELL ITS STAKE IN SPANISH JOINT VENTURE
CXG AVIVA FOR €287 MILLION

• Resolution by the Spanish Arbitration Tribunal in favour of Aviva
• Novacaixagalicia Banco to buy back stake in joint venture for €287 million
• Consideration represents a multiple of 25 times CxG Aviva's 2013 operating earnings

Aviva plc ("Aviva") announces the sale of its holding in its joint venture CxG Aviva to Novacaixagalicia Banco ("NCG Banco")[1], for €287 million (£226 million) in cash. The transaction results from a decision by the Arbitration
Tribunal in Madrid issued today, which concludes legal proceedings between Aviva and NCG Banco.

The Tribunal has determined a breach by NCG Banco of its shareholder agreement with Aviva following the merger of Caixa Galicia and Caixa Nova into Novacaixagalicia in December 2010, and the bank's subsequent restructuring in 2011[2].

The consideration represents a multiple of 25 times CxG Aviva's 2013 operating earnings. Cash proceeds will increase Aviva's group liquidity by £226 million, and will be used for general corporate purposes. The transaction will increase Aviva's IFRS net asset value by approximately 4 pence per share and economic capital surplus by approximately £0.2 billion[3] as at HY 2014. In 2013 CxG Aviva contributed IFRS operating profit of £27 million.

David McMillan, CEO Aviva Europe, said: "This is a good outcome for Aviva which reflects the strong agreements we have in place. We remain focused on maximising returns from our Spanish business in a recovering economy, where we have strong partnerships with leading regional banks, as well as agency and broker distribution."

The transaction is expected to complete by the end of 2014 and is subject to regulatory approvals in Spain. Aviva's joint ventures with Banco Mare Nostrum, Banco CEIIS, Unicaja and Pelayo Seguros, and agency distribution unit Aviva Vida y Pensiones are unaffected by this ruling.

Enquiries:

Media

Andrew Reid                                                                      +44 (0)20 7662 3131
Yasmin Saleh                                                                     +44 (0)20 7662 8710

Analysts

Colin Simpson                                                                   +44 (0)20 7662 8115
David Elliot                                                                        +44 (0)20 7662 8048

Notes to editors:
• Total cash proceeds converted to sterling at an exchange rate of €1.27/£1.
• The decision by the Arbitration Tribunal is final. The parties have a one month period to request clarifications on the ruling.

• In December 2010, Caixa Galicia consolidated its banking business with Caixa Nova, which resulted in the formation of NCG Banco. The arbitration was initiated by Aviva in October 2012 on the basis that Caixa Galicia had breached the terms of its shareholder agreement with Aviva as a result of its merger.

About Aviva
• Aviva provides 31 million customers with insurance, savings and investment products.
• We are one of the UK's leading insurers and one of Europe's leading providers of life and general insurance.
• We combine strong life insurance, general insurance and asset management businesses under one powerful brand.
• We are committed to serving our customers well in order to build a stronger, sustainable business, which makes a positive contribution to society, and for which our people are proud to work.
• The Aviva media centre at www.aviva.com/media/includes images, company and product information and a news release archive
• For an interactive introduction to what we do and how we do it, please click here http://www.aviva.com/library/reports/this-is-aviva/
• For broadcast-standard video, please visit http://www.aviva.com/media/video/
• Follow us on twitter: www.twitter.com/avivaplc/

About Aviva Spain

• Aviva distributes life and pensions products to 1 million customers in Spain through bancassurance partnerships Banco Mare Nostrum, Banco CEIISand Unicaja Banco, as well as agency distribution units Aviva Vida y Pensiones and Pelayo Vida.

[1] NCG Banco S.A, operating as "Abanca"
[2] The Spanish Fund for the Orderly Bank Restructuring (FROB) acquired indirect control of the stake held by NCG in CxG Aviva in 2011
[3] The economic capital surplus is an estimated position as at 30 June 2014. The economic capital requirement is based on Aviva's own internal assessment and capital management policies. The term 'economic capital' does not imply capital as required by regulators or other third parties

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 19 September, 2014
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary